Exhibit 99.1

News Release
NYSE, TSX: NTR

February 19, 2025

Nutrien Increases Quarterly Dividend and Announces

Intent to Launch a New Share Repurchase Program

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that its Board of Directors declared a quarterly dividend of US$0.545 per share payable on April 10, 2025 to shareholders of record on March 31, 2025. This represents an approximately one percent increase from the prior dividend declared on November 6, 2024 and equates to an annualized dividend of US$2.18 per share.

The Board also approved the purchase of up to five percent of Nutrien’s issued and outstanding common shares over a twelve-month period through a normal course issuer bid (NCIB). Any purchases of common shares will be subject to acceptance by the Toronto Stock Exchange of Nutrien’s notice to commence a NCIB.

Registered shareholders who are residents of Canada as reflected in Nutrien’s shareholders register, as well as beneficial holders (i.e., shareholders who hold their common shares through a broker or other intermediary) whose intermediary is a participant in CDS Clearing and Depositary Services Inc. or its nominee, CDS & Co., will receive their dividend in Canadian dollars, calculated based on the Bank of Canada daily average exchange rate on March 31, 2025. Registered shareholders resident outside of Canada as reflected in Nutrien’s shareholders register, including the United States, as well as beneficial holders whose intermediary is a participant in The Depository Trust Company or its nominee, Cede & Co., will receive their dividend in US dollars. However, registered shareholders of Nutrien may elect to change the currency of their dividend payments to US dollars or Canadian dollars, as applicable. In addition, Nutrien offers registered shareholders direct deposit by electronic funds transfer for dividend payments.

Registered shareholders may elect to change the currency of their dividend and enroll for direct deposit by contacting, Nutrien’s registrar and transfer agent, Computershare Investor Services Inc., directly (1-800-564-6253 or service@computershare.com). Beneficial shareholders should contact their broker or other intermediary to determine the ability and necessary steps involved in an election to change the currency of their dividend payment. For further details, please visit www.nutrien.com/investors/shareholder -information.

All dividends paid by Nutrien are, pursuant to subsection 89(14) of the Income Tax Act (Canada), designated as eligible dividends.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

Forward-Looking Statements

Certain statements in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws including, but not limited to, statements with respect to, among other things, the payment of dividends by Nutrien, including the timing thereof, and Nutrien’s intent to renew its NCIB and repurchase of its shares thereunder.

Such forward-looking statements involve certain known and unknown risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements of Nutrien to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including the receipt by Nutrien of acceptance of its proposed NCIB by the Toronto Stock Exchange; that Nutrien’s future results of operations will be consistent with management expectations in relation thereto; and the risks and uncertainties set forth in our filings with the Canadian securities commissions and the U.S. Securities and Exchange Commission.

All forward-looking statements are made as of the date of this news release. Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities laws. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements.

FOR FURTHER INFORMATION:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Contact us at: www.nutrien.com

2